July 19, 2000


     For media inquiries:                    For financial inquiries:
     Katherine Taylor                        John Hecht
     Investor Relations Manager              Chief Financial Officer
     815-961-7164                            815-961-2787




                AMCORE Financial, Inc. Reports Earnings Per Share
                        of 39 Cents for 2nd Quarter 2000

          Return on Equity At 15 percent For Third Consecutive Quarter

     ROCKFORD, IL -- AMCORE Financial, Inc. reported diluted earnings per share of $0.39 on net income of $10.7 million and a return on equity of 15 percent for the second quarter of 2000.


     "For the third consecutive quarter we have met our 15 percent return on equity goal," said Robert J. Meuleman, president and chief executive officer. "While we are pleased we have met this goal and that we are realizing cost savings from our new structure, we are disappointed that margin pressures from the current challenging rate environment have offset these gains and prevented us from making additional progress towards increased profitability this quarter."


     HIGHLIGHTS
     ----------

o Return on equity increased to 15 percent up from 13.92 percent in the second quarter of 1999.

o Diluted earnings per share in the second quarter rose to $0.39, up from $0.25 in the second quarter of 1999. Diluted earnings per share from operations, before considering the effect of the $3.8 million of restructuring charges in the second quarter of 1999 and a $141,000 accrual reversal in the second quarter of 2000, was flat at $0.38 per share.

o Average loans for the second quarter were up 9.2 percent, or $234 million, from the same period last year.

o Net interest margin contracted 13 basis points to 3.31 percent from the first quarter of 2000, primarily the result of higher funding costs.

o The average rate paid on interest bearing liabilities rose 25 basis points to 5.36 percent from 5.11 percent in the first quarter of 2000.

o Trust and asset management revenues decreased $156,000 or 2 percent when compared to the second quarter of 1999. Excluding an accrual adjustment made to revenue in the second quarter of 1999, trust and asset management revenues increased 8.5 percent.

o Operating expenses declined $431,000 or 1.4 percent compared to the second quarter of 1999.

o Average diluted shares outstanding decreased 4.3 percent or 1.2 million shares due to the stock buy back.

     EARNINGS SUMMARY
     ----------------


     Net income from operations for the second quarter was $10.5 million, a 3.2 percent decrease from $10.9 million in the second quarter of 1999. Net income, which includes a $141,000 restructuring charge reversal, was $10.7 million for the second quarter. This compares to $7.1 million in the second quarter of 1999, which reflects the $3.8 million after tax restructuring charge taken last year.


     Average earning assets rose 4.4 percent, which combined with a 33 basis point increase in yields, from the same period last year, contributed to a $6.9 million increase in interest income. The growth in average earning assets was led by a $234 million or 9.2 percent increase in average loans. These gains were overshadowed by a $7.6 million or 18.3% increase in interest expense as the average rate paid on interest bearing liabilities rose 59 basis points to 5.36 percent from 4.77 percent in the second quarter of 1999. Overall, net interest income declined $637,000 or 2.0% as the net interest margin declined 25 basis points to 3.31 percent from 3.56 percent in the second quarter of 1999.


     "Our margins have declined as interest bearing funds repriced more rapidly than earning assets in this rising rate environment," said Meuleman. "This has been a very difficult interest rate environment for many banks to deal with not only in terms of rising short term rates, but because of a flat-to-inverted yield curve as well."


     Trust and asset management revenues decreased 2 percent, or $156,000, to $7.6 million in the second quarter of 2000 from $7.7 million in the second quarter of 1999. The decrease reflects an accrual adjustment taken in the second quarter last year. Excluding the accrual adjustment, trust and asset management revenues increased 8.5 percent.


     Mortgage revenues were down $931,000 or 44 percent for the quarter as the less favorable interest rate environment contributed to lower refinancing activity.


     Total operating expenses declined $431,000 from a year ago to $30.1 million. Employee benefit costs rose 2.6 percent from the same period last year due to higher medical claims in the Company's self-funded benefit trust account. Despite annual cost-of-living and merit increases, total personnel costs remained lower as the restructuring reflected a 0.4 percent decrease in expenses. "Medical costs have become a much more difficult and unpredictable cost to manage due to high levels of inflation in these expenses," said Meuleman. "We have already implemented some cost saving measures and are looking at additional ways to minimize the impact in the future. However, medical costs are expected to remain at high levels for the remainder of the year."


     Further expense savings are expected during the year as the final stages of the Customer Focused Organizational Structure are completed. Commercial operations and personal trust administration will continue their restructuring during the second half of the year and are expected to be completed by the end of the fourth quarter.


     ASSET QUALITY AND RESERVES
     --------------------------


     The allowance for loan losses to ending loans increased to 1.08 percent at June 30, 2000 from 1.07 percent at June 30, 1999. Reserve coverage of non-performing loans was 103 percent at June 30, 2000, down from 157 percent at June 30, 1999. Total non-performing assets at June 30, 2000 were $33.1 million, or 0.75 percent of total assets. Net charge-offs represented 20 basis points annualized of average loans for the second quarter compared to 38 basis points in the second quarter of 1999.

     "We are pleased to report the significant reduction in net charge-offs during the quarter, which were down 44 percent," said Meuleman. " Unfortunately, we did add three credits to our nonaccrual loans, two of which were agri-business related loans, which totaled $5.6 million of the $6.4 million increase from March 31."


     AMCORE Financial, Inc., is a financial services company headquartered in northern Illinois with banking assets of $4.4 billion and 64 locations in Illinois and Wisconsin. The company also has the following financial services companies: AMCORE Mortgage, Inc., and AMCORE Investment Group. AMCORE Investment Group provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds.


     This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.


     Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements.


     These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations;
(IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) inability to fully realize cost savings from the new organizational structure within the expected time frame or additional or unexpected costs are incurred;
(XIV) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XV) technological changes; (XVI) changes in Generally Accepted Accounting
Principles: and (XVII) inability of third-party vendors to perform critical services to the company.


     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at the company's website at http://www.AMCORE.com.

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(in thousands, except share data)
                                                     Quarter Ended June 30,               Six Months Ended June 30,
                                             -----------------------------------------------------------------------------
                                                                        Percent                                Percent
Financial Highlights                            2000         1999       Change         2000        1999        Change
--------------------------------------------------------------------------------------------------------------------------
Net revenues, including security gains....... $46,853     $ 47,889       (2.2%)     $ 94,552    $ 93,880         0.7%
Net interest income - FTE....................  34,286       35,205       (2.6%)       69,524      69,499         0.0%
Operating expenses...........................  30,114       30,545       (1.4%)       59,784      60,349        (0.9%)
Net income from operations...................  10,540       10,893       (3.2%)       21,627      20,929         3.3%
Net income...................................  10,681        7,126       49.9%        21,768      17,162        26.8%
Basic earnings per share from operations.....    0.39         0.39        0.0%          0.79        0.74         6.8%
Basic earnings per share.....................    0.39         0.25       56.0%          0.80        0.61        31.1%
Diluted earnings per share from operations...    0.38         0.38        0.0%          0.78        0.73         6.9%
Diluted earnings per share...................    0.39         0.25       56.0%          0.79        0.60        31.7%
Cash dividends per share.....................    0.16         0.14       14.3%          0.32        0.28        14.3%
Book value per share.........................   10.60        10.59        0.0


(in thousands, except share data)                   Trailing Twelve Months Ended
                                                                June 30,
                                             ------------------------------------------
                                                                              Percent
Financial Highlights                              2000         1999           Change
---------------------------------------------------------------------------------------
Net revenues, including security gains.......  $ 191,268    $ 187,566          2.0%
Net interest income - FTE....................    141,351      137,070          3.1%
Operating expenses...........................    118,129      119,317         (1.0%)
Net income from operations...................     44,108       43,175          2.2%
Net income...................................     44,755       39,408         13.6%
Basic earnings per share from operations.....       1.59         1.50          6.0%
Basic earnings per share.....................       1.62         1.37         18.2%
Diluted earnings per share from operations...       1.56         1.49          4.7%
Diluted earnings per share...................       1.59         1.36         16.9%
Cash dividends per share.....................       0.60         0.56          7.1%
Book value per share.........................

                                                   Quarter Ended June 30,                Six Months Ended June 30,
Key Financial Ratios                            2000         1999       Change         2000        1999        Change
-----------------------------------------------------------------------------------------------------------------------
   Return on average assets..................   0.97%        1.04%      (0.07%)        1.00%       1.01%       (0.01%)
   Return on average equity..................  15.00%       13.92%       1.08%        15.31%      13.33%        1.98%
   Net interest margin (FTE).................   3.31%        3.56%      (0.25%)        3.37%       3.52%       (0.15%)
   Efficiency Ratio (FTE)....................  60.86%       60.37%       0.49%        59.96%      60.83%       (0.87%)

(A) All ratios have been adjusted to exclude restructuring charges.

                                                   Quarter Ended June 30,                Six Months Ended June 30,
                                                                        Percent                                Percent
Income Statement                                2000         1999       Change        2000        1999         Change
-----------------------------------------------------------------------------------------------------------------------
Interest income.............................  $80,823     $ 73,902        9.4%     $ 159,755   $ 146,794         8.8%
Interest expense............................   48,798       41,240       18.3%        94,768      82,349        15.1%
                                              -------------------------------------------------------------------------
   Net interest income......................   32,025       32,662       (2.0%)       64,987      64,445         0.8%
Provision for loan losses...................    2,340        2,151        8.8%         4,730       4,377         8.1%
Non-interest income:
   Trust and asset management income........    7,553        7,709       (2.0%)       15,175      14,296         6.1%
   Service charges on deposits..............    2,781        2,408       15.5%         5,395       4,626        16.6%
   Mortgage revenues........................    1,179        2,110      (44.1%)        2,120       4,694       (54.8%)
   Other....................................    2,922        2,621       11.5%         5,779       5,247        10.1%
                                              -------------------------------------------------------------------------
      Total non-interest income.............   14,435       14,848       (2.8%)       28,469      28,863        (1.4%)
Net security gains..........................      393          379        3.7%         1,096         572        91.6%
Operating expenses:
   Personnel costs..........................   17,076       17,140       (0.4%)       33,289      33,865        (1.7%)
   Net occupancy expense....................    1,715        1,622        5.7%         3,552       3,351         6.0%
   Equipment expense........................    2,181        2,463      (11.4%)        4,464       4,568        (2.3%)
   External data processing expense.........    1,484        1,492       (0.5%)        3,076       3,093        (0.5%)
   Professional fees........................    1,125          866       29.9%         2,133       1,997         6.8%
   Advertising and business development.....    1,159        1,017       14.0%         2,142       1,763        21.5%
   Amortization of intangible assets........      529          498        6.2%         1,057         995         6.2%
   Other....................................    4,845        5,447      (11.1%)       10,071      10,717        (6.0%)
                                              -------------------------------------------------------------------------
      Total operating expenses..............   30,114       30,545       (1.4%)       59,784      60,349        (0.9%)
                                              -------------------------------------------------------------------------
Income before income taxes..................   14,399       15,193       (5.2%)       30,038      29,154         3.0%
Income taxes................................    3,859        4,300      (10.3%)        8,411       8,225         2.3%
                                              -------------------------------------------------------------------------
Net income from operations..................  $10,540     $ 10,893       (3.2%)     $ 21,627    $ 20,929         3.3%
Restructuring charges, net of tax                (141)       3,767         N/M          (141)      3,767          N/M
                                              -------------------------------------------------------------------------
Net income..................................  $10,681      $ 7,126       49.9%      $ 21,768    $ 17,162        26.8%
                                              -------------------------------------------------------------------------

Average shares outstanding - basic (000)....   27,101       28,252       (4.1%)       27,289      28,363        (3.8%)
Average shares outstanding - diluted (000)..   27,421       28,659       (4.3%)       27,625      28,800        (4.1%)
Ending shares outstanding (000).............   27,112       28,289       (4.2%)

AMCORE Financial, Inc.

                                                                               Quarter Ended June 30,
                                                                  -----------------------------------------------------
                                                                          2000                         1999
                                                  ---------------------------------------------------------------------
(in thousands)                                      Ending        Average        Yield/       Average        Yield/
                                                    Balance       Balance         Rate        Balance         Rate
-----------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities...........................   $ 928,101    $ 1,009,833       6.91%     $ 1,012,840       6.28%
   Tax-exempt securities (FTE)..................     300,517        301,804       7.69%         348,253       7.66%
   Other earning assets.........................      40,545         14,671       6.67%          23,538       4.14%
   Loans held for sale..........................      43,420         18,925       8.60%          19,449       6.60%
   Loans, net of unearned income (FTE)..........   2,778,933      2,790,074       8.50%       2,556,142       8.33%
                                                  ---------------------------------------------------------------------
      Total Earning Assets (FTE)................  $4,091,516    $ 4,135,307       8.06%     $ 3,960,222       7.73%
      Intangible assets.........................      17,732         17,964                      18,328
      Other non-earning assets..................     283,128        207,373                     221,950
                                                  ---------------------------------------------------------------------
      Total Assets..............................  $4,392,376    $ 4,360,644                 $ 4,200,500
                                                  ---------------------------------------------------------------------

Liabilities and Stockholders' Equity:
   Interest bearing deposits....................  $2,731,765    $ 2,739,555       5.04%     $ 2,552,137       4.45%
   Non-interest bearing deposits................     382,521        362,948                     366,461
                                                  ---------------------------------------------------------------------
      Total Deposits............................  $3,114,286    $ 3,102,503                 $ 2,918,598
                                                  ---------------------------------------------------------------------
   Short-term borrowings........................     599,385        584,238       6.31%         615,877       5.70%
   Long-term borrowings.........................     335,734        336,150       6.32%         297,421       5.65%
                                                  ---------------------------------------------------------------------
      Total Interest Bearing Liabilities........   3,666,884      3,659,943       5.36%       3,465,435       4.77%
      Other liabilities.........................      55,552         55,077                      54,688
                                                  ---------------------------------------------------------------------
      Total Liabilities.........................  $4,104,957    $ 4,077,968                 $ 3,886,584
      Stockholders' Equity......................     287,419        282,676                     313,916
                                                  ---------------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity......................  $4,392,376    $ 4,360,644                 $ 4,200,500
                                                  ---------------------------------------------------------------------

                                                               Six Months Ended June 30,
                                                  -------------------------------------------------
                                                             2000                     1999
                                                  -------------------------------------------------
(in thousands)                                      Average      Yield/      Average        Yield/
                                                    Balance       Rate       Balance         Rate
---------------------------------------------------------------------------------------------------
Assets:
   Taxable securities...........................  $1,009,408      6.93%    $ 1,040,783       6.20%
   Tax-exempt securities (FTE)..................     302,973      7.69%        343,387       7.74%
   Other earning assets.........................      16,868      6.09%         20,301       3.99%
   Loans held for sale..........................      14,615      8.16%         25,705       5.78%
   Loans, net of unearned income (FTE)..........   2,774,538      8.42%      2,519,854       8.37%
                                                  -------------------------------------------------
      Total Earning Assets (FTE)................  $4,118,402      8.00%    $ 3,950,030       7.72%
      Intangible assets.........................      17,939                    18,540
      Other non-earning assets..................     204,808                   216,860
                                                  -------------------------------------------------
      Total Assets..............................  $4,341,149               $ 4,185,430
                                                  -------------------------------------------------

Liabilities and Stockholders' Equity:
   Interest bearing deposits....................  $2,720,030      4.93%    $ 2,547,081       4.49%
   Non-interest bearing deposits................     363,274                   359,514
                                                  -------------------------------------------------
      Total Deposits............................  $3,083,304               $ 2,906,595
                                                  -------------------------------------------------
   Short-term borrowings........................     601,985      6.10%        598,628       5.71%
   Long-term borrowings.........................     315,805      6.24%        307,769       5.71%
                                                  -------------------------------------------------
      Total Interest Bearing Liabilities........   3,637,820      5.24%      3,453,478       4.81%
      Other liabilities.........................      56,053                    55,873
                                                  -------------------------------------------------
      Total Liabilities.........................  $4,057,147               $ 3,868,865
      Stockholders' Equity......................     284,002                   316,565
                                                  -------------------------------------------------
      Total Liabilities and
      Stockholders' Equity......................  $4,341,149               $ 4,185,430
                                                  -------------------------------------------------

                                                    ----------------------------------------------------------------
                                                                             Quarter Ended
                                                    ----------------------------------------------------------------
                                                            June 30,             Percent     December 31,    Percent
Asset Quality (in thousands)                          2000           1999        Change          1999        Change
                                                    ----------------------------------------------------------------
Ending allowance for loan losses..................  $ 30,132       $ 27,636        9.0%          28,377        6.2%
Net charge-offs...................................     1,374          2,434      (43.5%)          3,618      (62.0%)
Net charge-offs to average loans (B)..............     0.20%          0.38%      (0.18%)          0.53%      (0.33%)

Non-performing assets:
   Non-performing loans - nonaccrual..............  $ 29,204       $ 17,618       65.8%        $ 17,235       69.4%
   Other real estate owned (OREO).................     2,256          3,090      (27.0%)          2,675      (15.7%)
   Other foreclosed assets........................     1,666            503      231.2%           1,226       35.9%
                                                    ----------------------------------------------------------------
      Total non-performing assets.................  $ 33,126       $ 21,211       56.2%        $ 21,136       56.7%
                                                    ----------------------------------------------------------------

Loans 90 days past due and still accruing.........  $ 10,948        $ 7,042       55.5%        $ 10,197        7.4%


                                                    -----------------------------------
                                                          Six Months Ended June 30,
                                                    -----------------------------------
                                                                               Percent
Asset Quality (in thousands)                          2000       1999           Change
                                                    -----------------------------------
Ending allowance for loan losses..................
Net charge-offs...................................    2,975      3,144          (5.4%)
Net charge-offs to average loans (B)..............    0.22%      0.25%         (0.03%)

Non-performing assets:
   Non-performing loans - nonaccrual..............
   Other real estate owned (OREO).................
   Other foreclosed assets........................

      Total non-performing assets.................


Loans 90 days past due and still accruing.........

(B) On an annualized basis.

                                                    June 30,
Key Asset Quality Ratios                              2000           1999        Change
----------------------------------------------------------------------------------------
   Allowance to ending loans......................     1.08%          1.07%       0.01%
   Allowance to non-performing loans..............   103.18%        156.86%     (53.68%)
   Non-performing loans to loans..................     1.05%          0.68%       0.37%
   Non-performing assets to loans & OREO..........     1.19%          0.82%       0.37%
   Non-performing assets to total assets..........     0.75%          0.50%       0.25%

Capital Adequacy
----------------------------------------------------------------------------------------
  Total risk-based capital........................    12.31%         12.85%      (0.54%)
  Tier 1 risk-based capital.......................    11.30%         11.88%      (0.58%)
  Leverage ratio..................................     7.81%          8.05%      (0.24%)